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Exhibit 5.1

Opinion of Larkin, Hoffman, Daly & Lindgren, Ltd.

November 20, 2002
Shuffle Master, Inc.
1106 Palms Airport Drive
Las Vegas, Nevada 89119-3730

Gentlemen:

        You have requested our opinion with respect to certain matters in connection with the filing by Shuffle Master, Inc. (the "Company") of a Registration Statement on Form S-8 (the "Registration Statement") with the Securities and Exchange Commission covering the sale of up to 75,000 shares of the Company's Common Stock (the "Shares") upon exercise of stock options (collectively, the "Options") issued pursuant to an employment agreement by and between the Registrant and Mark Lipparelli, pursuant to which Mr. Lipparelli has been granted 75,000 options (50,000 per the employment agreement, adjusted to 75,000 as a result of the Company's June 18, 2001 3-for-2 stock split) to purchase common stock effective the 30th day of April, 2001 (the "Agreement").

        In connection with this opinion, we have examined and relied upon the Registration Statement, the Agreement, the Company's Articles of Incorporation, as amended, the Company's Amended and Restated Bylaws and such other records, documents, certificates, memoranda and other instruments as in our judgment are necessary or appropriate to enable us to render the opinion expressed below. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

        On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares of Common Stock of the Company to be issued upon exercise of the Options have been validly authorized.

        Assuming (a) the Shares of Common Stock issuable upon exercise of the Options remain validly authorized on the dates of exercise, (b) the Agreement has been duly executed, issued and delivered and constitutes the legal, valid and binding obligation of the Company, and will (subject to applicable bankruptcy, insolvency and other laws affecting the enforceability of creditors' rights generally) be enforceable as to the Company in accordance with its terms, (c) no change occurs in the applicable law or the pertinent facts after the date of this opinion, (d) the pertinent provisions of applicable state and federal securities laws as may be applicable have been complied with, and (e) the Options are exercised in accordance with the terms of the Agreement, then it is our further opinion that the Shares of Common Stock issuable upon the exercise of the Options will be validly issued, fully paid and nonassessable.

        This opinion is intended solely for your benefit and is not to be made available to or be relied upon by any other person, firm or entity without our prior written consent.

        We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Larkin, Hoffman, Daly & Lindgren, Ltd.

LARKIN, HOFFMAN, DALY & LINDGREN, Ltd.

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  Exhibit 5.1